UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

To Our Shareholders

For the 2002 second fiscal quarter, we reported an adjusted loss of $1.0 million or $0.02 per share (diluted), an improvement of $1.3 million compared to our adjusted loss of $2.3 million or $0.05 per share reported last quarter. This improvement is as a result of continued savings and efficiencies realized from our cost reduction program. Our revenue declined, as we forecasted last quarter, to $130.1 million compared to $139.5 million in the first fiscal quarter. This reflects stabilization in our North American sales channel but a weaker quarter elsewhere, particularly in Asia. For the same period a year ago, we reported revenue of $172.9 million and adjusted earnings of $12.8 million or $0.25 per share (diluted). The adjusted results exclude a one-time royalty arrangement, restructuring and business integration costs, and intangible assets amortization.

In accordance with Canadian GAAP, Creo reported a loss of $17.1 million or $0.35 per share (diluted) this quarter, and under U.S. GAAP, Creo recorded a loss of $18.2 million or $0.37 per share (diluted).

Over the last two quarters, we have seen cumulative savings of $13.8 million or a 10.3 percent reduction in net operating expenses, excluding other income, as compared to the 2001 fourth quarter when we first announced our cost savings program. In addition, further savings above the line have been reflected in improved gross margins. We have also focused on improving working capital and have demonstrated measurable success in many areas. We achieved our seventh consecutive quarter of accounts receivable and inventory reduction. On the capital expenditures side, our planned capital expenditures for this fiscal year have been reduced by 40 percent over last year's level of spending. Notably, we were cash positive from operations by $2.7 million this quarter, despite our loss position.

Financial Highlights

- Net operating costs, excluding other income, were reduced by $3.2 million or 5.2 percent to $58.2 million this quarter, compared to $61.4 million last quarter.

- Over the last two quarters, net operating expenses, excluding other income, were reduced 10.3 percent for cumulative savings of $13.8 million compared to the fourth quarter 2001.

- Gross margins increased to 42.8 percent this quarter from 41.4 percent last quarter.

- Accounts receivable were reduced by 4.5 percent or $5.6 million and inventory by 5.1 percent or $4.8 million.

- Cash flow positive from operations by $2.7 million.

Last month at IPEX, the largest printing trade show of 2002 held in Birmingham, UK, we launched a number of new products that will allow us to reach new customers and to leverage our existing installed base. We introduced the Veris™ inkjet proofer, based on patented, new multi-drop array technology that produces extremely consistent high-quality proofs. We demonstrated the iQsmart™ scanner, a new high performance professional scanner, that establishes a new competitive point for price and performance, and we launched the new dual beam Dolev® imagesetter, the fastest imagesetter in the industry. In addition, we featured prepress solutions for small, medium and large printers in commercial offset and flexographic packaging segments.

We introduced the concept of Networked Graphic Production - our vision of a completely integrated production environment from idea to delivery - for the first time to the European market. Networked Graphic Production was demonstrated with the production of the Ipex Daily magazine through a networked system spanning several buildings and partner booths at the show. Every day, under demanding conditions, the show magazine was written, edited, proofed and printed on a very tight timetable. Every morning, the Ipex Daily was ready for visitors to read - thanks to Networked Graphic Production. This clearly demonstrated to many visitors, partners and competitors at the show the huge efficiencies to be gained with Networked Graphic Production.

Our Value in Print initiative was also an important part of our story at the show. With the ViP initiative, we are helping our customers realize the full benefits of our CTP systems in the pressroom including the compelling advantages of Staccato® screening. At the show we had a very popular display of customer printed samples and many visitors crowded around for a look at the near-photographic quality achievable only with Creo's Staccato technology. The dozens of sample magazines and brochures, with famous names like Vogue, Vanity Fair, Nike, Volvo, and BMW, demonstrated what Creo customers are achieving today.

Overall, the new products and initiatives we demonstrated at IPEX continue to strengthen our technology leadership, while enhancing the broadest and strongest product offering in the industry

On the economic front, we see that market conditions vary from region to region. Although some of the European markets are unsteady others are performing close to expectation. In addition, there was weakness in Asia and Japan this quarter. In North America, print industry reports show a consistent month-by-month improvement in the volume of print shipments as well as a trend upwards in printers' confidence and buying intentions. There is still a distance to go before we approach the graphic arts equipment spending levels of the last few years, but it does seem clear that we have moved out of the worst of the economic cycle and that, excluding any unforeseen events, business should continue to improve in the second half of the year. We continue to reduce costs and increase operational efficiency where we feel it is prudent, while investing in new product development, improving our customer service, and strengthening the quality of our sales forces worldwide. With the new products launched at the IPEX trade show, we are confident that we have a technological and performance lead in every product area and are poised to exploit this advantage as sales activity strengthens.

We would like to acknowledge and thank our dedicated employees, and our customers, partners and shareholders who are helping us bridge this challenging time.

/s/ Amos Michelson
Chief Executive Officer

/s/ Mark Dance
Chief Financial Officer and
Chief Operating Officer

Management's Discussion and Analysis

The following discussion and analysis covers the interim consolidated financial statements of Creo Inc. ("Creo") for the three-month period ended March 31, 2002 and should be read in conjunction with the Management Discussion and Analysis section in the Company's 2001 Annual Report.

Results of Operations

Three months ended March 31, 2002 compared to three months ended December 31, 2001

The following comparison is based on the adjusted results for the second fiscal quarter ended March 31, 2002 compared to the first fiscal quarter ended December 31, 2001, reported in millions of U.S. dollars, except per share amounts:

Revenue. Total revenue decreased by 6.7% to $130.1 million for the second quarter from $139.5 million for the first quarter. The decrease in revenue in the second quarter was primarily due to a decrease in sales volume, which is a reflection of the slowdown in general economic conditions.

Gross margins. Gross margins were up 1.4% to 42.8% in the second quarter from 41.4% in the first quarter. This improvement in margins is mainly due to the cost savings realized in service. These cost savings resulted from both the restructuring of Creo's American distribution unit and the Company-wide salary reduction as previously announced. The second quarter of fiscal 2002 is the first quarter in which both initiatives were expected to realize savings.

Operating expenses, net. Net operating expenses (excluding other income) decreased $3.2 million to $58.2 million in the three-month period ended March 31, 2002 compared to $61.4 million for the three-month period ended December 31, 2001. Net operating expenses (excluding other income) decreased due to the Company's previously announced cost saving measures.

The components of the Company's operating expenses are detailed below:

Research and development, net. Net research and development expenses decreased 12.2% to $17.2 million in the second quarter from $19.6 million in the first quarter. The decrease is a result of a Company-wide salary reduction initiative, and a decreased usage of materials. These reductions were partially offset by a reduction of external third party development funding.

Sales and marketing. Sales and marketing expenses decreased 2.6% to $23.9 million in the second quarter from $24.6 million in the previous quarter mainly due to Company-wide reductions in salaries, decreased commissions commensurate with the decrease in revenue, and a decrease in general marketing activities. These reductions were partially offset by increased costs related to tradeshow activities and some actions taken to strengthen our European sales channel.

General and administration. General and administration expenses decreased slightly by 0.6% to $17.1 million in the second quarter, compared to $17.2 million in the first quarter. The decrease is a result of Company-wide salary reductions, and lower bad debt expenses in the second quarter compared to the prior quarter. Administrative expenses, including those resulting from the recent re-branding of the Company and its operating subsidiaries, partially offset the reductions noted above.

Other income. Other income relates mainly to interest income and expense, and gains and losses on foreign currency transactions. Other income of $1.3 million in the second quarter includes approximately $0.7 million of interest income earned on the $23.6 million loan advanced to Printcafe Software, Inc. ("Printcafe").

Income tax. The Company's effective tax rate was 20% for the second quarter of fiscal 2002

Creo Inc.
Statements of Adjusted Earnings (Loss)
(In millions of U.S. dollars except per share amounts)

	Three months ended			Six months ended
	March 31 2002	March 31 2001	December 31 2001	March 31 2002	March 31 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$130.1	$172.9	$139.5	$269.6	$343.3
Cost of sales	74.5	98.0	81.7	156.2	199.3
Gross profit	55.6	74.9	57.8	113.4	144.0
Research and development, net	17.2	18.7	19.6	36.8	34.9
Sales and marketing	23.9	25.3	24.6	48.5	47.4
General and administration	17.1	17.5	17.2	34.3	34.0
Other expense (income)	(1.3)	(2.0)	(0.7)	(2.0)	0.8
Adjusted operating income (loss)	(1.3)	15.4	(2.9)	(4.2)	26.9
Income tax expense (recovery)	(0.3)	4.3	(0.6)	(0.9)	(7.5)
Adjusted net operating income (loss)	(1.0)	11.1	(2.3)	(3.3)	19.4
Cash tax recovery from the amortization of intellectual property	-	1.7	-	-	3.4
Adjusted earnings (loss)	$(1.0)	$12.8	$(2.3)	$(3.3)	$22.8

Adjusted earnings (loss) per share - basic	$(0.02)	$0.26	$(0.05)	$(0.07)	$0.47
Adjusted earnings (loss) per share - diluted	$(0.02)	$0.25	$(0.05)	$(0.07)	$0.45

Reconciliation to Canadian GAAP loss
Adjusted earnings (loss)	(1.0)	12.8	(2.3)	(3.3)	22.8
Business integration costs	(0.3)	(5.2)	-	(0.3)	(11.9)
Goodwill and other intangible assets amortization	(0.1)	(18.0)	-	(0.1)	(37.2)
Restructuring - Iris and Creo America	-	-	(3.3)	(3.3)	-
Royalty arrangement	(15.8)	-	-	(15.8)	-
Tax related to reconciling items	0.1	0.5	0.6	0.7	2.7
Loss under Canadian GAAP	$(17.1)	$(9.9)	$(5.0)	$(22.1)	$(23.6)

Loss per share - Basic, Canadian GAAP	$(0.35)	$(0.20)	$(0.10)	$(0.45)	$(0.49)
Loss per share - Basic, U.S. GAAP (restated)	$(0.37)	$(0.42)	$(0.31)	$(0.68)	$(0.96)
Loss per share - Diluted, Canadian GAAP	$(0.35)	$(0.20)	$(0.10)	$(0.45)	$(0.49)
Loss per share - Diluted, U.S. GAAP (restated)	$(0.37)	$(0.42)	$(0.31)	$(0.68)	$(0.96)

The adjusted results exclude restructuring and business integration costs, intangible assets amortization and royalty arrangement for Israeli government research and development funding and, for U.S. generally accepted accounting principles ("GAAP") purposes, stock compensation expense. The adjusted results are not prepared in accordance with GAAP since they exclude these costs. Methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between companies. Adjusted results are provided to assist readers in evaluating the operating performance of the Company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring.

The U.S. GAAP loss per share for the three and six months ended March 31, 2001 and the three months ended December 31, 2001 have been restated. Please see Note 6 of the Notes to the Interim Consolidated Financial Statements.

Adjusted loss per share. The share capital used for the March 31, 2002 adjusted loss per share calculation is as follows:
	Three months ended		Six months ended
	March 31 2002	March 31 2001	March 31 2002	March 31 2001

Adjusted earnings (loss)	$(1,020,000)	$12,762,000	$(3,367,000)	$22,723,000

Basic shares outstanding	49,448,986	48,708,414	49,310,620	48,311,822
Plus: dilutive options	-	1,587,829	-	2,092,688
Dilutive shares outstanding	49,448,986	50,296,243	49,310,620	50,404,510

Diluted earnings (loss) per share	$(0.02)	$0.25	$(0.07)	$0.45

Three and six months ended March 31, 2002 compared to the same periods in the prior year

The following analysis is based on operating results for the three and six months ended March 31, 2002 compared to the same respective periods in the preceding year as reported under Canadian generally accepted accounting principles ("GAAP"):

Revenue. Total revenue for the second quarter of 2002 decreased 24.7% to $130.1 million from $172.9 million for the same quarter in the previous year. Revenue decreased by 21.5% to $269.7 million in the six-month period ended March 31, 2002, compared to $343.3 million in the six-month period ended March 31, 2001. The decrease in revenue for both the three-month and six-month periods were primarily due to lower demand due to the weakening global economic situation and changes in product mix.

Gross Margins. Gross margins were 42.8% and 43.3% for the three months period ended March 31, 2002 and 2001 respectively. For the six months ended March 31, 2002 and 2001, gross margins were 42.1% and 41.9% respectively. The small changes in margins for both the three-month and six-month periods are attributable to fluctuations in average selling prices and product mix during the period.

Research and development, net. Net research and development expenses were $17.2 million down from $18.7 million in the second quarter of the previous year. This reflects an 8.2% reduction between comparable periods. The decrease is mainly due to cost reduction initiatives taking effect in the second quarter of fiscal 2002 and an increase in external development funding compared to the comparable quarter in the previous year. For the six-month period ended March 31, 2002, research and development expenses were $36.8 million compared to $34.9 million for the six-month period ended March 31, 2001, or a 5.6% increase. This increase was mostly due to increased research and development activities during the first quarter of 2002 compared to the same period in the preceding year.

Sales and marketing. Sales and marketing expenses for the three-month period ended March 31, 2002 were $23.9 million compared to $25.2 million for the three months ended March 31, 2001. This reflects a 5.2% reduction between comparable periods due to a reduction in salaries offset by an initiation of tradeshow activities. For the six-month period ended March 31, 2002, sales and marketing expenses were $48.5 million compared to $47.5 million for the six-month period ended March 31, 2001, or a 2.2% increase. The increase in sales and marketing expenses is due to the strengthening of the European direct sales capability, as well as an increase in tradeshow and other marketing activities in the first two quarters of 2002.

General and administration. General and administration expenses for the first quarter of 2002 decreased slightly to $17.1 million from $17.5 million for the same quarter of the preceding year. The main decrease is due to the Company-wide salary reduction initiated in the second quarter of fiscal 2002. For the six-month periods ended March 31, 2002 and 2001, general administrative expenses remained relatively consistent at $34.3 million and $34.0 million respectively.

Restructuring. Restructuring costs recorded in the six months ended March 31, 2002 represented severance charges for approximately 260 employees relating to the restructuring of North American operations. There was no corresponding expense in the same six-month period in the preceding year. For the three-month period ended March 31, 2002 and 2001, no restructuring charges were recorded. However, the Company anticipates further restructuring charges will be incurred upon completion of the reorganization of the North American facilities.

Business integration costs. Business integration costs were costs associated with the write-off of discontinued inventory, implementation of a global Enterprise Resource Planning system, and other costs relating to the realignment of resources due to the integration of operations from the acquisition of the pre-press assets of Scitex Corporation Ltd. ("Scitex"). Business integration costs for the three-month period ended March 31, 2002 and 2001 were $0.3 million and $5.2 million respectively. For the six-month period ended March 31, 2002 and 2001, these costs were $0.3 million and $11.8 million respectively. Expenses incurred in fiscal 2002 relate to costs associated with the global Enterprise Resource Planning system currently being implemented in the Company.

Goodwill and other intangible assets amortization. Goodwill and other intangible assets amortization for the three-month period ended March 31, 2002 was $0.1 million compared to $18.0 million in the three-month period ended March 31, 2001. For the six-month period ended March 31, 2002 and 2001, goodwill and other intangible assets amortization was $0.1 million and $37.2 million respectively. The decrease in the three-month and six-month periods as compared to the prior year is a result of the write-off in the fourth quarter of fiscal 2001 of the goodwill and intangible assets from the acquisitions of Scitex, Carmel Graphic Systems Inc. and Intense Software Inc.

Income tax. Income tax recovery for the three-month period ended March 31, 2002 was $0.4 million compared to an income tax expense of $2.1 million for the three-month period ended March 31, 2001. For the six months ended March 31, 2002, there is an income tax recovery of $1.6 million compared to an income tax expense of $1.4 million for the same period last year. The decrease in the three-month and six-month periods as compared to the prior year is caused by a decrease in operating income before goodwill and other intangible assets amortization, which is not deductible for tax purposes.

Financial Condition

Accounts receivables. Accounts receivables, as at March 31, 2002 were $119.5 million as compared to $125.2 million as at December 31, 2001 and $140.6 million as at September 30, 2001. This represents a reduction of $5.6 million since December 31, 2001 and a $21.0 reduction since September 30, 2001 due to reduced sales volume and an increased focus on collections.

Inventories. Inventories, as at March 31, 2002 were $88.8 million as compared to $93.6 million as at December 31, 2001, and $99.4 million as at September 30, 2001. This represents a reduction of $4.8 million since December 31, 2001 and a $10.7 million reduction since September 30, 2001. The decrease was primarily due to the Company's efforts to improve global inventory management and reduced sales volumes.

Liquidity and capital resources. As at March 31, 2002, Creo had $120.0 million in working capital, $33.3 million in cash and cash equivalents, and $17.3 million in short-term debt as compared to $144.8 million working capital, $57.6 million in cash and cash equivalents, and $17.5 million in short term debt at December 31, 2001. The main decrease in working capital and cash is due to the $23.6 million investment in Printcafe completed in the second quarter of fiscal 2002.

For the three months ended March 31, 2002, the Company's operations generated cash of $2.7 million, as compared to $3.0 million for the three months ended December 31, 2001 and, $15.0 million for the same period last year. For the six months ended March 31, 2002, the Company's operations generated cash of $5.7 million, as compared to $32.2 million for the same period last year. The decrease as compared to the same period in the last year is mainly due to a decrease in revenue as seen in the reduction in accounts receivable and inventory as noted above.

For the three months ended March 31, 2002, cash used in investing activities increased to $29.1 million from $3.6 million for the same period in the preceding year. For the six months ended March 31, 2002, cash used in investing activities increased $14.2 million to $34.0 million from $19.8 million for the same period in the preceding year. The increase in the three-month and six-month periods of fiscal 2002 compared to fiscal 2001 is mainly as a result of the $23.6 million investment of secured debt in Printcafe completed in January 2002.

Cash provided by financing activities decreased to $2.5 million for the three months ended March 31, 2002 from $3.0 million for the same period in the prior year. For the six months ended March 31, 2002, cash from financing activities was $3.7 million as compared to $7.4 million in the same period last year.

Subsequent to the second quarter, the Company entered into a new committed $40 million revolving credit facility.

Share capital. As at March 31, 2002, Creo had 49,738,396 common shares and 3,754,387 options outstanding. The share capital used for the March 31, 2002 GAAP loss per share calculations are as follows:
	Three months ended		Six months ended
	March 31 2002	March 31 2001	March 31 2002	March 31 2001

Diluted - Canadian GAAP
Net loss	$(17,137,000)	$(9,886,000)	$(22,131,000)	$(23,559,000)

Basic shares outstanding	49,448,986	48,708,414	49,310,620	48,311,822
Plus: dilutive options	-	-	-	-
Dilutive shares outstanding	49,448,986	48,708,414	49,310,620	48,311,822

Diluted loss per share	$(0.35)	$(0.20)	$(0.45)	$(0.49)

Diluted - U.S. GAAP
Net loss	$(18,157,000)	$(20,304,000)	$(33,591,000)	$(46,557,000)

Basic shares outstanding	49,448,986	48,708,414	49,310,620	48,311,822
Plus: dilutive options	-	-	-	-
Dilutive shares outstanding	49,448,986	48,708,414	49,310,620	48,311,822

Diluted loss per share	$(0.37)	$(0.42)	$(0.68)	$(0.96)

Forward-looking Information

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report, for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Creo Inc. (formerly Creo Products Inc.)
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)
	Three months ended March 31		Six months ended March 31
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)

Revenue

Product	$79,730	$121,054	$166,836	$239,320
Service	39,030	39,554	80,298	79,542
Consumables	11,383	12,311	22,518	24,475
	130,143	172,919	269,652	343,337
Cost of sales	74,470	98,041	156,196	199,324
	55,673	74,878	113,456	144,013

Research and development, net	17,206	18,736	36,798	34,857
Sales and marketing	23,924	25,241	48,491	47,446
General and administration	17,075	17,510	34,288	34,046
Other expense (income)	(1,247)	(1,973)	(1,914)	826
Restructuring (note 3)	-	-	3,287	-
Operating income (loss) before undernoted items	(1,285)	15,364	(7,494)	26,838
Business integration costs	268	5,152	268	11,824
Goodwill and other intangible assets amortization	102	17,972	102	37,163
Royalty arrangement (note 5)	15,846	-	15,846	-
Loss before income taxes	(17,501)	(7,760)	(23,710)	(22,149)
Income tax recovery (expense)	364	(2,126)	1,579	(1,410)
Net loss	$(17,137)	$(9,886)	$(22,131)	$(23,559)

Loss per common share
- Basic and diluted, Canadian GAAP	$(0.35)	$(0.20)	$(0.45)	$(0.49)
- Basic and diluted, U.S. GAAP (restated - note 6)	$(0.37)	$(0.42)	$(0.68)	$(0.96)

Retained earnings (deficit), beginning of period	$(399,425)	$6,651	$(394,431)	$20,324
Net loss	(17,137)	(9,886)	(22,131)	(23,559)
Deficit, end of period	$(416,562)	$(3,235)	$(416,562)	$(3,235)

Creo Inc. (formerly Creo Products Inc.)
Consolidated Balance Sheets
(In thousands of U.S. dollars)
	March 31 2002 (unaudited)	September 30 2001 (audited)
Assets

Current assets
Cash and cash equivalents	$33,290	$60,241
Accounts receivable	119,535	140,551
Other receivables	29,298	27,041
Inventories	88,761	99,438
Income taxes receivable	1,639	-
Future income taxes	11,994	11,034
	284,517	338,305
Investments (note 2)	23,627	-
Capital assets, net	110,494	111,768
Goodwill and other intangible assets, net	4,178	-
Other assets	20,204	24,005
Future income taxes	16,730	13,629
	$459,750	$487,707
Liabilities

Current liabilities
Short-term debt	$17,265	$19,298
Accounts payable	55,737	60,707
Accrued and other liabilities	52,464	54,928
Income taxes payable	-	2,286
Future income taxes	451	1,200
Deferred revenue and credits	38,612	48,067
	164,529	186,486
Long-term liability (note 5)	15,163	-
Future income taxes	2,540	2,556
	182,232	189,042
Shareholders' Equity

Share capital	695,685	691,955
Contributed surplus	2,060	2,060
Cumulative translation adjustment	(3,665)	(919)
Deficit	(416,562)	(394,431)
Total shareholders' equity	277,518	298,665
	$459,750	$487,707

Creo Inc. (formerly Creo Products Inc.)
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
	Three months ended March 31		Six months ended March 31
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Cash provided by (used in) operations:
Net loss	$(17,137)	$(9,886)	$(22,131)	$(23,559)
Items not affecting cash:
Amortization	5,695	22,155	10,785	45,079
Royalty arrangement	15,846	-	15,846	-
Future income taxes	(1,565)	(11,596)	(4,826)	(20,794)
Other	105	(2,205)	(1,528)	847
	2,944	(1,532)	(1,854)	1,573
Changes in non-cash working capital:
Accounts receivable	5,612	16,472	20,040	21,998
Other receivables	(542)	(1,040)	(2,446)	2,447
Inventories	4,719	13,571	9,946	29,590
Accounts payable	(3,858)	(14,763)	(4,344)	(26,936)
Accrued and other liabilities	(5,372)	(5,478)	(5,435)	(3,158)
Income taxes	(2,078)	11,656	(3,925)	13,588
Deferred revenue and credits	1,324	(3,881)	(6,252)	(6,912)
	(195)	16,537	7,584	30,617
	2,749	15,005	5,730	32,190
Cash provided by (used in) investing:
Purchase of intangible assets	-	-	(2,100)	-
Investments	(23,627)	-	(23,627)	(5,000)
Purchase of capital assets	(5,187)	(3,770)	(9,937)	(13,204)
Proceeds from sale of capital assets	70	-	340	45
Other	(377)	142	1,279	(1,669)
	(29,121)	(3,628)	(34,045)	(19,828)
Cash provided by (used in) financing:
Proceeds from shares issued	2,521	3,012	3,730	5,108
Increase in short-term debt	-	-	-	2,283
	2,521	3,012	3,730	7,391
Foreign exchange loss on cash and cash equivalents held in foreign currency	(437)	(203)	(2,366)	(458)
Increase (decrease) in cash and cash equivalents	(24,288)	14,186	(26,951)	19,295
Cash and cash equivalents, beginning of period	57,578	50,468	60,241	45,359
Cash and cash equivalents, end of period	$33,290	$64,654	$33,290	$64,654
Supplementary information:
Taxes paid	$1,295	$904	$3,073	$6,525
Interest paid	$75	$84	$126	$153
Non-cash transactions:
Royalty arrangement	$21,500	-	$21,500	$-
Common shares issued for investments	$-	$-	$-	$20,470

Notes to the Interim Consolidated Financial Statements

(All amounts in thousands of U.S. dollars)

  Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2001 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's 2001 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.
  Investments

  (a) On October 1, 2001, the Company purchased an additional 14,212 shares of Creo Japan Inc. (formerly named Nihon CreoScitex) for a nominal amount, increasing the Company's shareholdings to 100% ownership in the entity. Under the Canadian Institute of Chartered Accountants' new recommendation in Section 1581, "Business Combinations," goodwill resulting from the increase in shareholdings is no longer amortized and is subject to an annual impairment test.

  (b) In December 2001, the Company entered into a long-term debt facility arrangement with Printcafe Software, Inc. ("Printcafe"). In January 2002, the Company advanced $23,627 to Printcafe under the long-term debt facility. Effective January 2, 2002, the Company started accounting for the investment under the equity method.

  Restructuring

  During the first quarter of 2002, the Company recorded restructuring expenses of $3,287 representing severance charges and related benefits for approximately 260 employees relating to the reorganization of the North American operations.

  Stock option plan

  For the six months ended March 31, 2002, 5,091,972 stock options were cancelled as a result of the restructuring of the employee stock option incentive program in conjunction with our cost saving initiatives.

  Royalty arrangement

  In January 2002, the Company entered into an agreement for the early repayment of royalties to the Government of Israel relating to grants received for research and development.

  Pursuant to the agreement, the Company will pay approximately $21,500 in settlement of potential future royalty obligations. As a result of amounts previously accrued, the settlement has been reflected as a net charge of $15,846 to the income statement. The liability is denominated in Shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over 5 years with 10 semi-annual payments.

  Differences between Canadian and United States accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years. Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. The income tax expense is applicable to goodwill and other intangible asset amortization.

In addition, for U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized. As a result of the restructuring of the stock option incentive program coupled with the Company's cost reduction initiatives, the amortization of the stock compensation charge relating to the options that were cancelled has been accelerated and recorded as a restatement of the stock option compensation expense for the three months ended December 31, 2001 of $10,056 and a charge to the results for the three months ended March 31, 2002 of $567. Accordingly, net loss was $15,434 for the three months ended December 31, 2001 and $18,157 for the three months ended March 31, 2002.

Under U.S. GAAP, the adoption of the equity method for Printcafe is applied retroactively. As a result, prior quarterly results have been restated to reflect the losses from the investment of $11,384 and $25,441 for the three and six months ended March 31, 2001.

The effect of these differences are as follows:
	Three months ended March 31		Three months ended December 31		Six months ended March 31
	2002 (unaudited)	2001 (unaudited) (restated)	2001 (unaudited) (restated)	2000 (unaudited) (restated)	2002 (unaudited) (restated)	2001 (unaudited) (restated)
Net loss under Canadian GAAP	$(17,137)	(9,886)	$(4,994)	(13,673)	$(22,131)	(23,559)
Goodwill and other intangible assets amortization	-	2,704	-	2,704	-	5,408
Income tax expense	-	(598)	-	(598)	-	(1,196)
Stock option compensation	(1,020)	(1,140)	(10,440)	(629)	(11,460)	(1,769)
Equity loss	-	(11,384)	-	(14,057)	-	(25,441)
Net loss under U.S. GAAP	$(18,157)	(20,304)	$(15,434)	(26,253)	$(33,591)	(46,557)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: May 14, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary